UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 31, 2021	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

ADJUSTMENT TO THE ANNUAL CAPS FOR

THE CONTINUING CONNECTED TRANSACTIONS OF

THE PROPERTY LEASING AND CONSTRUCTION

AND MANAGEMENT AGENCY BUSINESS FOR

2021 AND 2022

ADJUSTMENT TO THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS OF THE PROPERTY LEASING AND CONSTRUCTION AND MANAGEMENT AGENCY BUSINESS FOR 2021 AND 2022

On 30 August 2019, the fourth ordinary meeting of the Board of the Company in 2019 considered and approved the resolution regarding the Continuing Connected Transactions of the Company for the years from 2020 to 2022, and agreed that the Company, CEA Holding and Eastern Investment entered into the Property Leasing and Construction and Management Agency Framework Agreement and carried out transactions thereunder, and agreed that the annual caps for the continuing connected transactions between the Company, CEA Holding and Eastern Investment for each of the year from 2020 to 2022 for the property leasing and construction and management agency business are RMB280 million, RMB280 million and RMB280 million, respectively. The annual caps for the total value of the right-of-use assets relating to the leases are RMB541 million, RMB432 million and RMB324 million, respectively.

In order to satisfy the Company’s relevant needs for property leasing and construction and management agency in the future, the Company intends to adjust the annual caps for continuing connected transactions with CEA Holding and Eastern Investment for property leasing and construction and management agency business for 2021 and 2022 to RMB287 million and RMB330 million; and adjust the annual caps of the total value of the right-of-use assets relating to the leases for 2021 and 2022 to RMB735 million and RMB828 million.

The adjustment of the annual caps only increases the annual caps for continuing connected transactions of the property leasing and construction and management agency business for 2021 and 2022. There is no change to the other aspects of the continuing connected transactions of the property leasing and construction and management agency business under the Property Leasing and Construction and Management Agency Framework Agreement entered into by the Company with CEA Holding and Eastern Investment.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As of the date of this announcement, Eastern Investment is a wholly-owned subsidiary of CEA Holding (the controlling Shareholder of the Company). Accordingly, pursuant to the definition of the Hong Kong Listing Rules, Eastern Investment is an associate of CEA Holding, and is therefore a connected person of the Company, and the transactions contemplated under the Property Leasing and Construction and Management Agency Framework Agreement constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Revised Annual Caps for property leasing and construction and management agency business under the Property Leasing and Construction and Management Agency Framework Agreement exceeds 0.1% but is less than 5%, adjustments to the annual caps for continuing connected transactions of the property leasing and construction and management agency business are subject to the reporting, announcement and annual review requirements under the Hong Kong Listing Rules, but are exempted from Independent Shareholders’ approval requirements.

Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the term of an agreement governing the continuing connected transaction must not exceed three years except in special circumstances where the nature of the transaction requires a longer period. Therefore, the Company has engaged the Independent Financial Adviser to explain the reasons for a longer period required for the term of lease of certain properties of Eastern Investment under the Property Leasing and Construction and Management Framework Agreement and to confirm that it is normal business practice for agreements of this type to be of such duration.

A.	BACKGROUND

On 30 August 2019, the fourth ordinary meeting of the Board of the Company in 2019 considered and approved the resolution regarding the Continuing Connected Transactions of the Company for the years from 2020 to 2022, and agreed that the Company, CEA Holding and Eastern Investment entered into the Property Leasing and Construction and Management Agency Framework Agreement and carried out transactions thereunder, and agreed that the annual caps for the continuing connected transactions between the Company, CEA Holding and Eastern Investment for each of the year from 2020 to 2022 for the property leasing and construction and management agency business are RMB280 million, RMB280 million and RMB280 million, respectively. The annual caps for the total value of the right-of-use assets relating to the leases are RMB541 million, RMB432 million and RMB324 million, respectively. For details, please refer to the Shareholders’ circular of the Company dated 30 September 2019.

In order to satisfy the Company’s relevant needs for property leasing and construction and management agency in the future, the Company intends to adjust the annual caps for continuing connected transactions with CEA Holding and Eastern Investment for property leasing and construction and management agency business for 2021 and 2022 to RMB287 million and RMB330 million; and adjust the annual caps of the total value of the right-of-use assets relating to the leases for 2021 and 2022 to RMB735 million and RMB828 million.

B.	PROPERTY LEASING AND CONSTRUCTION AND MANAGEMENT AGENCY FRAMEWORK AGREEMENT

The adjustment of the annual caps only increases the annual caps for continuing connected transactions of the property leasing and construction and management agency business for 2021 and 2022. There is no change to the other aspects of the continuing connected transactions of the property leasing and construction and management agency business under the Property Leasing and Construction and Management Agency Framework Agreement entered into by the Company with CEA Holding and Eastern Investment.

Pursuant to the Property Leasing and Construction and Management Agency Framework Agreement, the Company will lease from CEA Holding and Eastern Investment the properties located in Lanzhou, Shijiazhuang, Taiyuan, Shanghai, Chengdu, Beijing, etc., for use by the Group in its daily airlines and other business operations:

Term

The Property Leasing and Construction and Management Agency Framework Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

To implement the lease of properties from Eastern Investment under the Property Leasing and Construction and Management Agency Framework Agreement, separate written agreements will be entered into between the Company and Eastern Investment (the “Lease Agreement with Eastern Investment”). Based on previous similar transactions, the lease period of certain properties from Eastern Investment under the Property Leasing and Construction and Management Agency Framework Agreement would be around six years. As the lease period for the property exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Property Leasing and Construction and Management Agency Framework Agreement and confirmed that it is normal business practice for contracts of this type to be of such duration. Please refer to the section headed “Opinion From the Independent Financial Adviser” below in this announcement for further details.

Pricing

Under the Property Leasing and Construction and Management Agency Framework Agreement, the annual rental and the fees for the construction and management agency services payable by the Company to CEA Holding and Eastern Investment and its subsidiaries shall be based on prevailing market rates available from independent third parties under comparable conditions. Such annual rental and fees shall be determined based on arm’s length negotiations after considering factors such as quality of services and the region in which the properties are located, and shall be no less favourable than those offered by CEA Holding and/or its subsidiaries to independent third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of property leasing services and construction and management agency services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services), to ensure that the terms of the Property Leasing and Construction and Management Agency Framework Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

Payment terms

As the Property Leasing and Construction and Management Agency Framework Agreement is a master agreement in nature, the Company shall pay the rental for leased property and/or the management fee for the construction and management agency project on a monthly basis in arrears as in the manner specified under the provisions of the separate underlying operative leasing agreement and/or construction and management agency service agreement signed by both parties.

The parties agree that the Company shall directly pay the rental or the management fee for the construction and management agency project to CEA Holding or Eastern Investment. The Company’s payment of the rental or the management fee for the construction and management agency project to CEA Holding or Eastern Investment shall be deemed that the Company has fulfilled its payment obligations under the Property Leasing and Construction Management Agency Framework Agreement.

C.	HISTORICAL AMOUNTS AND THE REVISED ANNUAL CAPS

(1)

Existing Annual Caps and execution status of the relevant fees of property leasing and construction and management agency business and the total value of right-of-use assets relating to the leases in 2020 and for the six months ended 30 June 2021

			(Unit: RMB thousands)
	The financial year ended 31 December 2020		The financial year ended 31 December 2021	Six months ended 30 June 2021
Transaction projects	Existing Annual Caps	Actual Transaction amount	Existing Annual Caps	Actual transaction amount
Relevant fees of property leasing and construction and management agency business	280,000	147,112	280,000	74,418
Total value of right-of-use assets relating to the leases	541,000	106,344	432,000	270,171

The Company confirms that the actual transaction amounts of relevant fees of the property leasing and construction and management agency business and the total value of right- of-use assets relating to the leases have not exceeded the Existing Annual Caps since 1 January 2021 and up to the date of this announcement.

(2)	The Revised Annual Caps and its Basis

(a)	Reasons for adjustments to the annual caps for continuing connected transactions of the property leasing and construction and management agency business

According to future development plan of the Company, Eastern Investment has developed and constructed the CEA Base Production Auxiliary Area Project in Chengdu Tianfu International Airport in Jianyang, Chengdu, Sichuan; and the CEA Zhejiang Support Base Project in Xiaoshan, Hangzhou, Zhejiang, respectively, for the Company. The Company has leased relevant properties from Eastern Investment according to the needs for actual production and operation. In addition, the Company and Eastern Investment will have new construction and management agency business for the base projects in Kunming, Yunnan. Therefore, the property leasing and construction and management agency fees will increase substantially.

(b)	Reasons for adjustments to the annual caps of the total value of the right-of-use assets relating to the leases

As a company applicable to the IFRS 16 — Lease, the Company is required to set annual caps for the total value of the right-of-use assets relating to the leases under the Property Leasing and Construction and Management Agency Framework Agreement. Since the term of lease of the property leasing projects between the Company and Eastern Investment in Jianyang, Chengdu, Sichuan and Xiaoshan, Hangzhou, Zhejiang is six years, and the term of lease of several lands and properties between the Company and CEA Holding is three years, the longer term of lease of the aforesaid leasing projects will be included in right-of-use assets. Therefore, the total value of the right- of-use assets of property leasing will further increase.

Given the above reasons, the Company expects that the amount of continuing connected transactions of property leasing and construction and management agency services in 2021 and 2022 will exceed the Existing Annual Caps. Therefore, the Company revised the annual caps for continuing connected transactions of the property leasing and construction and management agency business in 2021 and 2022 as follows:

	(Unit: RMB thousands)
	The Revised Annual Caps for the financial year ended
Transaction item	31 December 2021	31 December 2022
Relevant fees of property leasing and construction and management agency business	287,000	330,000
Total value of right-of-use assets relating to the leases	735,000	828,000

The Revised Annual Caps for the two years ended 31 December 2021 and 2022 in respect of the property leasing and construction and management agency business pursuant to the Property Leasing and Construction and Management Agency Framework Agreement are primarily based on the following factors:

(i)	the actual amount of the fees of property leasing and construction and management agency projects paid by the Company to CEA Holding and Eastern Investment in the previous years;

(ii)	the Company’s future demand for property leasing at its support bases in Jianyang, Chengdu, Sichuan and Xiaoshan, Hangzhou, Zhejiang; and

(iii)	the status of new long-term property leasing projects that may occur in the future, etc.

Taking into account of the above factors, the total amount of rentals and fees payable by the Company for the two years ended 31 December 2021 and 2022 under the Property Leasing and Construction and Management Agency Framework Agreement will not exceed RMB287 million and RMB330 million, respectively.

Pursuant to the IFRS 16 — Lease, the lease of properties by the Company as lessee under the Property Leasing and Construction and Management Agency Framework Agreement will be recognised as right-of-use assets. The Revised Annual Caps for the two years ended 31 December 2021 and 2022 in respect of the lease of properties under the Property Leasing and Construction and Management Agency Framework Agreement are RMB735 million and RMB828 million, respectively. The Revised Annual Caps are set based on the total value of the right-to-use assets of the relevant leases calculated by discounting the estimated total future rentals based on the 10-year average yield of 3.9884% for AAA-rated corporate bonds released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.

D.	REASONS FOR AND BENEFITS OF THE ADJUSTMENT TO THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS OF THE PROPERTY LEASING AND CONSTRUCTION AND MANAGEMENT AGENCY BUSINESS

CEA Holding is qualified with the relevant qualifications for operating property leasing. Eastern Investment is a professional company in the field of aviation real estate focusing on operating property leasing and construction and management agency business, and has 20 years of experience in real estate development. CEA Holding and Eastern Investment have provided customized leasing services in accordance with the Company’s usage requirements for the leased sites in various production bases for many years; Eastern Investment has provided quality and professional construction and management agency services for the Company’s infrastructure projects. CEA Holding and Eastern Investment had strictly performed the relevant contractual obligations at fair and reasonable prices in previous transactions, and they are familiar with the Company’s business operations, capable of providing highly effective and quality services as well as ensuring that the production and business activities of the Company are in normal operation.

Given the above reasons, the Directors (including independent non-executive Directors) believe that (i) the continuing connected transactions of the property leasing and construction and management agency business between the Company with CEA Holding and Eastern Investment have been agreed after arm’s length negotiations between the two parties, are conducted on normal or better commercial terms, are entered into in the ordinary course of business of the Company, are fair and reasonable and in the interests of the Company and Shareholders as a whole; (ii) the Revised Annual Caps for continuing connected transactions of the property leasing and construction and management agency business between the Company with CEA Holding and Eastern Investment are fair and reasonable, and in the interests of the Company and Shareholders as a whole.

E.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As of the date of this announcement, Eastern Investment is a wholly-owned subsidiary of CEA Holding (the controlling Shareholder of the Company). Accordingly, pursuant to the definition of the Hong Kong Listing Rules, Eastern Investment is an associate of CEA Holding, and is therefore a connected person of the Company, and the transactions contemplated under the Property Leasing and Construction and Management Agency Framework Agreement constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Revised Annual Caps for property leasing and construction and management agency business under the Property Leasing and Construction and Management Agency Framework Agreement exceeds 0.1% but is less than 5%, adjustments to the annual caps for continuing connected transactions of the property leasing and construction and management agency business are subject to the reporting, announcement and annual review requirements under the Hong Kong Listing Rules, but are exempted from Independent Shareholders’ approval requirements.

Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the term of an agreement governing the continuing connected transaction must not exceed three years except in special circumstances where the nature of the transaction requires it to be of a longer contract term. Therefore, the Company has engaged the Independent Financial Adviser to explain the reasons for a longer period required for the term of lease of certain properties of Eastern Investment under the Property Leasing and Construction and Management Framework Agreement and to confirm that it is normal business practice for agreements of this type to be of such duration. Please refer to the section headed “Opinion from the Independent Financial Adviser” below in this announcement for further detail.

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang, are the directors of CEA Holding, which may be regarded as having a material interest in the continuing connected transaction of the property leasing and construction and management agency business and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the adjustment to the annual caps of continuing connected transaction of the property leasing and construction and management agency business. Save as disclosed above, none of the Directors has a material interest in the continuing connected transaction of the Property Leasing and Construction and Management Agency Framework Agreement and property leasing and construction and management agency business.

F.	OPINION FROM THE INDEPENDENT FINANCIAL ADVISER

The lease period of certain properties of Eastern Investment under the Property Leasing and Construction and Management Agency Framework Agreement exceeds three years. Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the related agreements and to explain why the tenure of this type of agreements needs to exceed three years, and confirm that it is normal business practice for agreements of this type to be of such duration.

Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Independent Financial Adviser has formulated its opinion based on its research and analysis and its discussion with the management of the Company as follows:

(i)

the relevant properties (the “Properties”) under the Property Leasing and Construction and Management Agency Framework Agreement consist of support bases in Chengdu, Beijing, Lanzhou, Hangzhou and Shanghai Hongqiao East District (the “Support Bases”) that are adjacent to airports in the corresponding cities, which could provide support services to crew members and operation staff of the Company in close proximity to the airports, the lease period of the Properties of longer than three years is expected to benefit the Group in terms of operational consistency and stability while the Group could secure a stable annual rent during the 6-year tenure;

(ii)

the Group has been in cooperation with Eastern Investment since 2019 for the lease of certain properties for the support bases of airports and the provision of the construction and management agency services to the Company in respect of the properties, the lease period of the Properties of Eastern Investment under the Property Leasing and Construction and Management Agency Framework Agreement of longer than three years can ensure that the Support Bases can meet various standards of the Company and satisfy its daily airline operation needs; and

(iii)

Given the costs incurred in setting up the Support Bases, it would be more cost effective to secure a lease period of the Properties with longer period in order to prevent incurring any relocation costs when the lease term of the Properties expires and avoid the possibility of interruptions to the operations of the Group.

In considering whether it is a normal business practice for the lease of the Properties of Eastern Investment under the Property Leasing and Construction and Management Agency Framework Agreement to have a duration longer than three years, the Independent Financial Adviser has conducted an independent research on lease arrangements for business and/or general operations entered into by member(s) of a listed group on the Stock Exchange in the past four years prior to the date of this announcement, which involves leasing of properties with duration of more than three years (the “Comparable Transactions”). In the course of its review, the Independent Financial Adviser, on a best-effort basis, has identified and reviewed 16 Comparable Transactions which fall within the abovementioned criteria and noted that the lease period ranged from 5 years to 30 years, with an average of approximately 10 years. As such, the lease period of individual leasing contracts contemplated under the lease of the Properties of Eastern Investment under the Property Leasing and Construction and Management Agency Framework Agreement, which is expected to be 6 years, falls within the range of the Comparable Transactions.

Based on the foregoing, the Independent Financial Adviser is of the opinion that the 6-year lease period of the Properties of Eastern Investment under the Property Leasing and Construction and Management Agency Framework Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

G.	INTERNAL CONTROL PROCEDURES

To ensure the Company is in compliance with the terms of the Property Leasing and Construction and Management Agency Framework Agreement according to the Hong Kong Listing Rules, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors:

(1)

The finance department of the Company monitors continuing connected transactions of the Company and reports to the audit and risk management committee of the Company and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the specific implementation agreements of the Property Leasing and Construction and Management Agency Framework Agreement to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this announcement and the terms of the continuing connected transactions agreements under the Hong Kong Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the continuing connected transactions agreements under the Hong Kong Listing Rules on terms that are fair and reasonable and in the interests of the Company and Shareholders as a whole.

(2)

The independent non-executive Directors shall review and will continue to review the specific implementation agreements of the Property Leasing and Construction and Management Agency Framework Agreement to ensure that they have been entered into on normal commercial terms or better, and according to the continuing connected transactions agreements on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

The Directors are of the view that the above procedures can ensure that the continuing connected transactions contemplated under the Property Leasing and Construction and Management Agency Framework Agreement are conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

H.	GENERAL INFORMATION

Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to CEA Holding

CEA Holding is principally engaged in the operation of all the state-owned assets and equity interests, invested and formed by the state in CEA Holding and its invested entities.

As at the date of this announcement, the controlling shareholder and the actual controller of CEA Holding is SASAC, and CEA Holding is owned by the following parties:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Insurance Asset Management Company Limited (國壽投資保險資產管理有限公司), which is directly wholly-owned by China Life Insurance (Group) Company (中國人壽保險（集團）公司) and is ultimately wholly- owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. (上海久事（集團）有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd. ( 中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd. ( 中國國新控股有限責任公司 ) and is ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd. ( 中國旅遊集團有限公司 ), which is directly wholly-owned by SASAC.

Information in relation to Eastern Investment

Eastern Investment is principally engaged in consulting services for industrial investment and related businesses, real estate investment development and operation, self-owned property leasing and property management.

As at the date of this announcement, Eastern Investment is a wholly-owned subsidiary of CEA Holding, and is therefore a connected person of the Company.

I.	DEFINITION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of Directors

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), the controlling Shareholder of the Company

“Company”	means 中 國 東 方 航 空 股 份 有 限 公 司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Directors”	means the directors of the Company

“Eastern Investment”	means 上海東航投資有限公 司 (Shanghai Eastern Airlines Investment Co., Limited), a wholly-owned subsidiary of CEA Holding

“Existing Annual Caps”	means the annual caps for the property leasing and construction and management agency business related fees under the Property Leasing and Construction and Management Agency Framework Agreement for the three years ended 31 December 2020, 2021 and 2022, which are RMB280 million, RMB280 million and RMB280 million, respectively, and the annual caps for the total value of the right-of-use assets involved in the property leasing under the Property Leasing and Construction and Management Agency Framework Agreement for the three years ended 31 December 2020, 2021 and 2022, which are RMB541 million, RMB432 million and RMB324 million, respectively

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Financial Adviser”	means Octal Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and is engaged by the Company as the independent financial adviser to advise on the adjustment to the annual caps for the continuing connected transactions of the property leasing and construction and management agency business

“Independent Shareholders”	means the Shareholders, excluding CEA Holding and its associates

“PRC”	means the People’s Republic of China

“Revised Annual Caps”	means the annual caps for the property leasing and construction and management agency business related fees under the Property Leasing and Construction and Management Agency Framework Agreement for the two years ended 31 December 2021 and 2022, which are RMB287 million and RMB330 million, respectively, and the annual caps for the total value of the right-of-use assets relating to the leases under the Property Leasing and Construction and Management Agency Framework Agreement for the two years ended 31 December 2021 and 2022, which are RMB735 million and RMB828 million, respectively

“RMB”	means Renminbi, the lawful currency of the PRC

“SASAC”	means State-owned Assets Supervision and Administration Commission

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholders”	means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“the Property Leasing and Construction and Management Agency Framework Agreement”	On 30 August 2019, the Company entered into the Property Leasing and Construction and Management Agency Framework Agreement with CEA Holding and Eastern Investment, pursuant to which CEA Holding and its subsidiaries (including Eastern Investment) will lease to the Company relevant properties. In the meantime, Eastern Investment will also provide the construction and management agency services to the Company in relation to the infrastructure projects, organize the implementation of the construction management work and provide the projects that meet various standards to the Company pursuant to the agreement. The scope of specific construction and management agency services is determined according to the agreement of the specific agreement signed by both parties

“%”	means per cent

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 30 August 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).